SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Mazal 485 LLC, a company whose beneficial interest is jointly owned by Optibase Ltd. and Gilmore USA, LLC ("Mazal"), had agreed to a full and final settlement of the lawsuit and appeal it had filed against SL Green Realty Corp. and certain of its subsidiaries in connection with the Purchase Agreement for interests in 485 Lexington Avenue, New York, NY.

The lawsuit, filed by Mazal 485 LLC on February 3, 2010 in the Supreme Court of New York, alleged breach of material terms of the Purchase Agreement for 485 Lexington Avenue and sought specific performance of the transaction and the abatement of the purchase price to compensate Mazal 485 LLC for damages.

In June 2010, SL Green had been granted a motion to dismiss Mazal’s claim for specific performance of the Purchase Agreement and on July 2, 2010, Mazal filed a notice with the court to appeal the dismissal of Mazal’s claim for specific performance.

Pursuant to the Settlement and Release Agreement, entered into by Mazal and SL Green, Mazal agreed to withdraw its appeal of the dismissal of Mazal’s claim and to withdraw with prejudice the remaining causes of action under the lawsuit from the Supreme Court of New York.  In addition, Mazal and SL Green agreed to a full waiver and release of any claims they may have against each other in connection with the litigation.

For additional information on the 485 Lexington Avenue transaction, see the Company's announcement furnished to the Securities and Exchange Commission on August 10, 2009.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688;333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: January 18, 2011